UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                             (Amendment No. ____)*


                              Auspex Systems, Inc.
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                                (Name of Issuer)


                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    052116100
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                                 (CUSIP Number)


                                 James E. Crabbe
                           121 SW Morrison, Suite 1400
                               Portland, OR 97204
                                 (503) 295-0111
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 January 4, 2000
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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
                                  SCHEDULE 13D
CUSIP No. 052116100                                            Page 2 of 6 Pages




  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       James E. Crabbe
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  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
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  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

       OO, PF
--------------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States Citizen
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                        7   SOLE POWER TO DIRECT VOTE

    NUMBER                  1,968,000
    OF                  --------------------------------------------------------
    SHARES              8   SHARED VOTING POWER
    BENEFICIALLY
    OWNED                   2,668,578
    BY                  --------------------------------------------------------
    EACH                9   SOLE POWER TO DIRECT DISPOSITION
    REPORTING
    PERSON                  1,968,000
    WITH                --------------------------------------------------------
                       10   SHARED DISPOSITIVE POWER

                            2,877,378
--------------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       4,845,378
--------------------------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       17.62%
--------------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON*

       IA, IN
--------------------------------------------------------------------------------

                                                                          2 of 6

Item 1. Security and Issuer

     This statement relates to the common stock, $.001 par value ("Common Stock"), of Auspex Systems, Inc., a corporation organized under the laws of Delaware and with principal executive offices located at 5200 Great America Parkway, Santa Clara, CA 95054 (the "Issuer").


Item 2. Identity and Background

     (a) - (b), (f) This Statement is filed by James E. Crabbe as the trustee and sole beneficiary of the shares of Common Stock held by the James E. Crabbe Revocable Trust ("Trust"). Mr. Crabbe's is also President of the Crabbe Huson Group, Inc. ("CHG") and may exercise dispository discretion over the shares of Common Stock held within client accounts managed by CHG. Mr. Crabbe is a United States citizen and his business address is 121 SW Morrison Street, Suite 1400, Portland, Oregon 97204.

     (d) - (e) During the past five years, Mr. Crabbe has not been convicted in a criminal proceeding, nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as of result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3. Source and Amount of Funds or Other Consideration

     The shares of Common Stock owned by Mr. Crabbe through the Trust was acquired with funds of approximately $13,930,148 (excluding brokerage commissions) from the working capital of the Trust. The Trust's working capital is funded by personal funds of Mr. Crabbe.

     The shares Common Stock beneficially owned by Mr. Crabbe through his affiliation with CHG were acquired with funds of approximately $21,700,460 (excluding brokerage commission) from CHG's advisory clients' working capital.


Item 4. Purpose of Transaction

     The Issuer's Common Stock was acquired by Mr. Crabbe through the Trust, and by CHG's advisory clients, for the purpose of investment.

     Mr. Crabbe has now concluded, however, that it is in the best interest of the Issuer's stockholders to expand the Board of Directors to include additional outside directors and to encourage the Board of Directors to critically evaluate existing management personnel and consider possible management changes. Mr. Crabbe reached this conclusion after meetings and discussions with the Issuer's management and reviewing the Issuer's Proxy Statement dated October 8, 1999, the Issuer's historical performance and future prospects and recent financing activity by the Issuer.

     Mr. Crabbe may take any number of actions designed to encourage the Issuer and its board to weigh stockholder interests appropriately in determining the composition of the Board of Directors. Such actions may include seeking a change in the present membership of the Issuer's Board of Directors. Mr. Crabbe may also communicate and discuss his views with other stockholders of the Issuer and members of the board. These communications may include proposals to the board regarding the structure or membership of the board.

                                                                          3 of 6

     In the future, Mr. Crabbe may decide to purchase on behalf of the Trust or CHG's advisory clients additional shares of Common Stock, or sell part of all of the Trust's or CHG's advisory clients' current holdings of Common Stock. All CHG advisory clients reserve the right to exercise their respective rights as stockholders of the Issuer.

     This description of Mr. Crabbe's future intentions with respect to the Issuer does not purport to describe the intentions of CHG or any of its advisory clients with respect to the Issuer.

     Except as set forth above, neither Mr. Crabbe, the Trust, nor, to the knowledge of Mr. Crabbe, CHG or any executive officer or director of CHG has any plans or intentions which would relate or result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer.

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) Sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any material change in the present capitalization or dividend policies of the Issuer;

     (e) Any other material change in the Issuer's business or corporate structure;

     (f) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (g) Causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (h) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

     (i) Any action similar to any of those enumerated above.


Item 5. Interest in Securities of the Issuer

     (a) - (b) Under the rules and regulations of the Securities and Exchange Commission, Mr. Crabbe may be deemed to be the direct and indirect beneficial owner of a total of 4,845,378 shares of the Issuer's Common Stock, representing approximately 17.62% of the issued and outstanding shares of the Issuer.

     The securities reported on herein are beneficially owned by (i) the Trust or (ii) one or more open-ended investment companies or other managed accounts which, pursuant to advisory contracts, are advised by CHG, a wholly owned subsidiary of Liberty Financial Companies, Inc. ("LFC") . Such advisory contracts grant to CHG investment and voting power over the securities owned by such advisory clients.

     Mr. Crabbe acts as the Co-Manager for CHG of accounts of advisory clients. Accordingly, Mr. Crabbe may be deemed to be, for purposes of Rule 13d-3 under the Securities Exchange Act of

                                                                          4 of 6

1934, the beneficial owner of the securities beneficially owned by CHG for its advisory clients and covered by this statement.

     CHG, as manager of its advisory clients' accounts, is deemed the beneficial owner of 2,877,378 shares of the Issuer's Common Stock, representing approximately 10.47% of the issued and outstanding shares of the Issuer.

     As trustee of the Trust, Mr. Crabbe is the beneficial owner of 1,968,000 shares of Common Stock of the Issuer, representing approximately 7.16% of the issued and outstanding shares of the Issuer (based on the number of shares outstanding on November 2, 1999 as disclosed in the Issuer's quarterly report of Form 10-Q for the three-month period ended September 30, 1999). As the Co-Manager for CHG's advisory clients' accounts, Mr. Crabbe may be deemed the indirect beneficial owner of 2,877,378 shares of the Issuer's Common Stock, representing approximately 10.47% of the issued and outstanding shares of the Issuer.

     (c) During the last 60 days before the date of this filing, Mr. Crabbe as trustee of the Trust purchased 23,000 shares of the Issuer's Common Stock in one transaction on the open market at a price of $6.32 per share, for an aggregate purchase price of $146,002.

     (d) No person other than Mr. Crabbe as the trustee of the Trust and the respective advisory clients of CHG has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the securities being reported herein.

     (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Other than as disclosed above, neither Mr. Crabbe, the Trust, nor, to the knowledge of Mr. Crabbe, CHG or any of its executive officers or directors is a party to any contract, arrangement, understanding or relationship (legal or other) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finders fees, joint ventures, profits, division of profits or losses, or the giving or withholding of proxies.


Item 7. Material to be Filed as Exhibits

     Not applicable.

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
                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date: January 24, 2000


                                        JAMES E. CRABBE
                                        ----------------------------------------
                                        James E. Crabbe

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